NO ACT

PE
2-9-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



April 21, 2009

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4/21/09

Re: Citigroup Inc.
Incoming letter dated February 9, 2009

Dear Mr. Chevedden:

This is in response to your letter dated February 9, 2009 concerning the shareholder proposal submitted to Citigroup by Ray T. Chevedden. On February 5, 2009, we issued our response expressing our informal view that Citigroup could exclude the proposal from its proxy materials.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 9, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Citigroup Inc. (C)
Rule 14a-8 Proposal: Independent Lead Director by Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the December 19, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including
executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Ray T. Chevedden

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

In the alternative that the independence definition is found lacking this is to respectfully request that permission be granted for the deletion of the following 12-words in the above text as illustrated in the following strike-out:

The standard of independence would be ~~the standard set by the Council of Institutional Investors which is simply~~ an independent director is a person whose directorship constitutes his or her only connection to the corporation.

And thus to state:

The standard of independence would be an independent director is a person whose directorship constitutes his or her only connection to the corporation.

Division of Corporation Finance: Staff Legal Bulletin No. 14 permits shareholders to revise their proposals in certain circumstances (emphasis added):

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

...

Rule 14a-8(i)(3) If the proposal contains specific statements that may be materially false or misleading or ***irrelevant*** to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.

The above strikeout words are irrelevant to the rule 14a-8 proposal to the extent that the proposal is complete without the words.

Staff Legal Bulletin No. 14B (CF) states: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature ...":

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that ***permit shareholders to make revisions that are minor in nature*** and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The deletion of 12-words is simple and "minor in nature."

For these reasons it is requested that permission be granted to delete 12-words from the above rule 14a-8 proposal if the independence definition is found lacking.

For these reasons and the December 29, 2008 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Shelley Dropkin <dropkins@citigroup.com>



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 5, 2009

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2008 concerning the shareholder proposal submitted to Citi by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated December 29, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

The proposal requests that the board take the steps necessary to adopt a bylaw to provide for an independent lead director and further provides that the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation."

There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citi relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Citigroup Inc. (C)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
Ray T. Chevedden

Ladies and Gentlemen:

This is the first response to the company December 19, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including
executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Ray T. Chevedden

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

Regarding the company (i)(10) objection *Bristol-Myers Squibb Co.* (Recon.) (March 9, 2006) stated "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment." This is the Staff Reply Letter with emphasis added:

[STAFF REPLY LETTER]

March 9, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Bristol-Myers Squibb Co. Incoming letter dated March 1, 2006

Dear Ms. Goodman:

This is in response to your letter dated March 1, 2006 concerning the shareholder proposal submitted to Bristol-Myers by Charles Miller. We also have received a letter on the proponent's behalf dated March 6, 2006. On January 27, 2006, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now seems to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). ***We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.*** In this regard, however, we further note that the action contemplated by the subject proposal is qualified by the phrase "if practicable" and that the company has otherwise substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

/s/

Martin P. Dunn
Acting Director

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Since the company has not adopted an independent lead director bylaw it has not implemented the proposal.

Regarding the company (i)(3) objection, the company presents a false precedent in its closest analogy, *The Boeing Corporation* (Feb. 10, 2004). The following is the full text of the *Boeing* rule 14a-8 proposal and it is clear that there is no independence definition of the Council of Institutional Investors in the proposal beyond "an independent director, according to the 2003 Council of Institutional Investors definition."

Exhibit A

3—Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors amend the By-Laws to require that an independent director, according to the 2003 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors.

This proposal was submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to The Wall Street Journal, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" ("Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002).

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman Yes on 3

By contrast this proposal includes the text, "The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation."

Regarding the company (i)(2) objection the company cites this lifted text from 8 Del. C. § 141(d):
"In addition, the certificate of incorporation may confer upon 1 or more directors, whether or not elected separately by the holders of any class or series of stock, voting powers greater than or less than those of other directors."

The company does address the fact that the text in the proposal that states "take the steps necessary to adopt a bylaw" which would allow for a Certificate and bylaw change to be made at the approximately the same time.

The company does not provide the following full text of 8 Del. C. § 141(d) – only the emphasized text:

(d) The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the first annual meeting held after such classification becomes effective; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification becomes effective, directors shall be chosen for a full term, as the case may be, to succeed those whose terms expire. The certificate of incorporation or bylaw provision dividing the directors into classes may authorize the board of directors to assign members of the board already in office to such classes at the time such classification becomes effective. The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation. The terms of office and voting powers of the directors elected separately by the holders of any class or series of stock may be greater than or less than those of any other director or class of directors. In addition, ***the certificate of incorporation may confer upon 1 or more directors, whether or not elected separately by the holders of any class or series of stock, voting powers greater than or less than those of other directors.*** Any such provision conferring greater or lesser voting power shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or bylaws. If the certificate of incorporation provides that 1 or more directors shall have more or less than 1 vote per director on any matter, every reference in this chapter to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

It is not clear that the carefully chosen words lifted from 8 Del. C. § 141(d) have the same meaning as in the stand-alone context provided by the company.

The company (i)(1) objection in turn appears to be dependent on unqualified acceptance of its (i)(2) objection. The key to evaluating the outside opinion may be to check whether it has analyzed the company-lifted words from 8 Del. C. § 141(d) in the context of the full text of 8 Del. C. § 141(d). The outside opinion does not even provide the full text of 8 Del. C. § 141(d) nor does it explain the meaning of the lifted words in the context of the full text.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Shelley Dropkin <dropkins@citigroup.com>

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal to Citigroup Inc. of Ray Chevedden

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are copies of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Ray Chevedden (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2009 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its annual meeting of stockholders to be held on or about April 21, 2009. The Proponent's address, as stated in the Proposal, is ***FISMA & OMB MEMORANDUM M-07-16*** Attention: John Chevedden. The Proponent's telephone number is ***FISMA & OMB MEMORANDUM M-07-16*** and the Proponent's e-mail address is ***FISMA & OMB MEMORANDUM M-07-16***

Also enclosed for filing are six copies of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(1) under the Act because the Proposal is not a proper subject for action by shareholders under Delaware law (the jurisdiction in which the Company is organized); pursuant to Rule 14a-8(i)(2) under the Act because the Proposal would, if implemented, cause the Company to violate Delaware law; pursuant to Rule 14a-8(i)(3) under the Act because the Proposal is impermissibly vague and indefinite; and pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Rule 14a-8(i)(1) provides that a proposal may be excluded if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(2) provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Rule 14a-8(i)(3) provides that a proposal may be excluded if the proposal "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Rule 14a-8(i)(10) provides that a proposal may be excluded if "the company has already substantially implemented the proposal."

By copy of this letter and the enclosed materials, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2009 Proxy Materials. The Company currently plans to file its definitive 2009 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2009.

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2009 Proxy Materials.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A (the "Proposal"), submitted by Ray Chevedden (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2009 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 21, 2009.

The Proposal states:

"Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agenda for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders."

The Company believes that the Proposal may be properly omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal is substantially implemented, Rule 14a-8(i)(3) because the Proposal is vague and indefinite, and contrary to the Commission's proxy rules, Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the company to violate Delaware law, and Rule 14a-8(i)(1) because the Proposal is not a proper subject for stockholder action under the laws of Delaware.

I. THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED IT.

Since 2004, the Citigroup Board of Directors has had an independent lead director. Details regarding the selection, duties, term, and tenure of the independent lead director are specified in Citigroup's Corporate Governance Guidelines, which are adopted and amended by the Board of Directors. Based on those facts, Citigroup believes that the Proposal is already substantially implemented, and therefore can be omitted pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (regarding predecessor rule to Rule 14-8(i)(10)) (July 7, 1976). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *SEC Release 34- 20091* (Aug. 16, 1983) (discussing Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3)).

Citigroup's Corporate Governance Guidelines set forth the duties of the independent lead director, and provide the definition of "independence" applicable in this instance. A copy of the Citigroup's Corporate Governance Guidelines is attached as Exhibit B. The following chart lists each of the Proposal's requests regarding the position of independent lead director, and the section of Citigroup's Corporate Governance Guidelines that addresses the issue.

Proposal Request	Citigroup's Corporate Governance Guidelines
Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors	Preside at all meetings of the Board at which the Chairman is not present, including the executive sessions of the independent Directors
Serving as liaison between the chairman and the independent directors	Serve as a liaison between the Chairman and the independent Directors
Approving information sent to the board	Approve information sent to the Board
Approving meeting agendas for the board	Approve meeting agendas for the Board
Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items	Approve meeting schedules to assure that there is sufficient time for discussion of all agenda items
Having the authority to call meetings of the independent directors	Have the authority to call meetings of the independent Directors
Being available for consultation and direct communication, if requested by major shareholder	If requested by major shareholders, ensure that he or she is available for consultation and direct communication
Definition of Independence	Corporate Governance Guidelines

Because most of the Proposal's requests already are implemented by the Citigroup Corporate Governance Guidelines, Citigroup believes that the Proposal is substantially implemented and can be excluded from the 2009 Proxy Materials. Further, Citigroup's practices compare favorably with the Proposal, even though the requirements for the independent lead director are included in the Corporate Governance Guidelines rather than the Bylaws, as is requested in the Proposal. Notably, both the Corporate Governance Guidelines and Bylaws are established by the Board of Directors and can be amended by the Board, but not by management. The Proponent's stated purpose for the Proposal is to provide independent oversight of management, and that purpose is furthered if the independent lead director requirements are established in a document that is not under management's control. This control is present whether the Proposal is implemented through the Corporate Governance Guidelines or the Bylaws.

For the reasons discussed above, Citigroup believes its current corporate governance documents and practices substantially implement the Proposal, and the Proposal may be omitted from the 2009 Proxy Materials as provided in Rule 14a-8(i)(10).

II. THE PROPOSAL MAY BE EXCLUDED BECAUSE THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AND MISLEADING AND THUS CONTRARY TO RULE 14a-9 UNDER THE ACT.

Citigroup believes the Proposal is impermissibly vague and indefinite because the Proposal sets forth an independence standard that is "the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation." However, the proponent doesn't state that CII independence definition includes three pages of various guidelines that must be complied with in order to be deemed independent (See Exhibit C.) Based on the Proposal, it is unclear if the definition of "independence" also includes the guidelines issued by CII or pertains only to the "basic" definition of independence.

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes proposals that are impermissibly vague and indefinite. In this regard, the Staff has indicated that proposals may be excluded if the proposal is so vague and indefinite that it would be difficult for shareholders to know what they are voting on. *See, e.g, Woodward Governor Company* (avail. Nov. 26, 2003) (proposal requesting a policy for "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth); *General Electric Company* (avail. Feb. 5, 2003) (proposal requesting board "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *Proctor & Gamble Co.* (avail. Oct. 25, 2002) (proposal requesting that board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly owned companies).

The Staff has previously concurred that Rule 14a-8(i)(3) was grounds for a company to omit a proposal very similar to the one at issue in this No-Action Letter request. In *The Boeing Corporation*, the Staff agreed that a proposal requesting an independent chairman of the board was impermissibly vague and indefinite because it failed to disclose to shareholders the definition of "independent director" that applied. *The Boeing Corporation* (avail. Feb. 10, 2004) (where proposal sought to amend the bylaws to require "that an independent director, according to the 2003 Council of Institutional

Investors definition, shall serve as chairman of the Board of Directors"). The Proposal at issue suffers from the same defect as the proposal in *Boeing Corporation*; they both include a reference to a definition of "independence" established by the Council of Institutional Investors, but do not adequately describe or delineate that definition.

Citigroup believes that the Proposal can be distinguished from the proposal in *General Electric Company*, in which the Staff did not grant no-action relief under Rule 14a-8(i)(3). In that letter the company argued that the proposal was vague and indefinite because it did not include or reference any definition of independence. *General Electric Company* (avail. Jan. 28, 2003) (*"General Electric"*) (proposal requested amending the company's bylaws to require that the chairman of the board be an independent director who has not served as CEO of the company). In contrast, the Proposal (as well as the proposal in *Boeing*) incorporates a specific definition of independence, but does not adequately describe or delineate that specified definition.

The Proposal asks Citigroup's shareholders to vote on matters relating to board and director independence--without providing shareholders with enough information for shareholders to understand the applicable definition of independence. Citigroup's shareholders cannot be expected to make an informed decision on the merits of the Proposal without understanding what they are voting on. Accordingly, we believe the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3). Such action would be consistent with Staff positions in prior No-Action letters.

III. THE PROPOSAL MAY BE OMITTED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law.

As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Delaware Law Firm Opinion," annexed hereto as Exhibit D), the Proposal intends to recommend that the Board confer upon the "independent board members" greater voting power (*i.e.* the power to elect the "independent lead director") than other directors on the board by taking the steps necessary to adopt a bylaw provision. Because the Proposal seeks the conferral of such powers through a bylaw provision, and not through an amendment to the Company's certificate of incorporation, the Proposal would, if implemented, violate Section 141(d) of the Delaware General Corporation Law, which requires that any conferral of greater or lesser voting power to 1 or more directors of a Delaware corporation be set out in a corporation's certificate of incorporation.[1] *See* 8 *Del. C.* § 141(d) (stating that "*[t]he certificate of incorporation*

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[1] We recognize that the Staff has previously declined to concur with the position that a corporation could exclude a proposal under Rule 14a-8(i)(2) which requested that the board of directors take the necessary steps to adopt a bylaw provision requiring the annual election of directors, even though such a bylaw provision would be inconsistent with a provision of the corporation's certificate of

may confer upon 1 or more directors, whether or not elected separately by the holders of any class or series of stock, voting powers greater than or less than those of other directors.") (emphasis added); *see also Carmody v. Toll Brothers, Inc.*, 723 A.2d 1180, 1191 (Del. Ch. 1998) ("The plain, unambiguous meaning [of Section 141(d)] is that if one category or group of directors is given distinctive voting rights not shared by the other directors, those distinctive voting rights must be set forth in the certificate of incorporation.").

Accordingly, we believe the Proposal would, if implemented, cause the Company to violate Delaware law, and may be excluded pursuant to Rule 14a-8(i)(2). *See AT&T Inc.* (avail Jan. 7, 2006) (employing Rule 14a-8(i)(2) as a basis for not recommending enforcement action where a proposal is excluded because it requests that the board adopt cumulative voting either (i) as a bylaw or (ii) as a long-term policy, where Delaware law requires that cumulative voting be adopted only in a certificate of incorporation).[2]

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incorporation, and thus violate Delaware law. *See Baxter International Inc.* (avail. Jan. 31, 2005). In Baxter International, the proponent argued that the proposal should be read to request that the company "set in motion and . . . complete the amendment of its certificate of incorporation" so as to allow a bylaw provision regulating the subject matter of the proposal. *Id.*

The proposal at issue in Baxter International, a provision for the annual election of directors, could be included in corporate bylaws without the issue being addressed in the certificate of incorporation. *See* 8 *Del. C.* § 211(b) ("Unless directors are elected by written consent in lieu of an annual meeting as permitted by this subsection, an annual meeting of stockholders shall be held for the election of directors *on a date and at a time designated by or in the manner provided in the bylaws.*" (emphasis added). Thus, in that instance, the amendment to the certificate of incorporation was necessary only to eliminate a proscription in the certificate of incorporation. Here, in contrast, only a provision in the certificate of incorporation can authorize what the Proposal seeks. *See id.* § 141(d) ("In addition, *the certificate of incorporation* may confer . . . . "). A bylaw, standing alone, simply cannot "require" that independent directors have voting power greater than other directors, as explained in the Delaware Law Firm Opinion. For this reason, the Proposal violates Delaware law, and the "necessary steps" language does not alter this fact.

2 The Company recognizes that prior to issuing its January 7, 2006 response to the AT&T Inc. no-action request, the Staff had previously denied no-action relief on a proposal to adopt bylaw provisions that, counsel argued, would, among other things, violate Delaware law because the type of provisions proposed may only be included in a certificate of incorporation. *See* Alaska Air Group, Inc. (avail. Mar. 1, 2004). The Company notes, however, that this no-action request did not appear to have been supported by an opinion from members of the Delaware bar. In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware. Because its request is based on an opinion of Delaware counsel, the Company believes that the Staff should grant it no-action relief in accordance with the authority cited above (*see* AT&T Inc., *supra*) rather than deny such relief on the basis of the Alaska Air Group, Inc. no-action letter. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 ("Legal Bulletin 14"), Section G (July 31,

IV. THE PROPOSAL MAY BE OMITTED BECAUSE IT IS NOT A PROPER SUBJECT FOR STOCKHOLDER ACTION UNDER THE LAWS OF DELAWARE.

The Delaware Law Firm Opinion also concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

The Proponent has cast the Proposal in precatory terms, and the Company recognizes that such proposals, *i.e.*, those that only recommend (but do not require) director action, are not necessarily excludable pursuant to Rule 14a-8(i)(1) where the same proposal would be excluded if presented as a binding proposal. However, the Proposal is not a proper subject for stockholder action even though it is cast in precatory terms. In the note to Rule 14a-8(i)(1), the Commission has in fact stated that framing a proposal as precatory will not safeguard *all* proposals from exclusion on a Rule 14a-8(i)(1) basis: "In our experience, *most* proposals that are cast as recommendations or requests that the board of directors take action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper *unless the company demonstrates otherwise*." 17 C.F.R. § 240.14a-8(i)(1) Note (emphasis added).

Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would, if implemented, cause the Company to violate Delaware law, by adopting an invalid bylaw, it should be excluded pursuant to Rule 14a-8(i)(1). The Staff has repeatedly indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law. *See, e.g., AT&T Inc.* (avail. Jan. 7, 2006) (finding a basis for exclusion of a proposal recommending that a board of directors adopt cumulative voting as a bylaw or a long-term policy); *MeadWestvaco Corp.* (avail. Feb. 27, 2005) (finding a basis for exclusion of a proposal recommending that the company adopt a bylaw containing a per capita voting standard that, if adopted, would violate Delaware law); *Pennzoil Corporation* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal that asked directors to adopt a bylaw that could be amended only by the stockholders because under Delaware law "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"). Here, the Proposal must be excluded because, as noted in the Delaware Law Firm Opinion, Delaware law requires that any conferral of greater or lesser voting power to 1 or more directors of a Delaware corporation be set out in a corporation's certificate of incorporation, not a bylaw.

2001) ("Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. *In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue.*") (emphasis added).

V. CONCLUSION

As discussed above, the Proposal includes an impermissibly vague definition of "independence" and has otherwise been substantially implemented by provisions in Citigroup's Corporate Governance Guidelines. As a result, and based on the facts and the no-action letter precedent discussed above, Citigroup intends to exclude the Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(10). In addition, the Proposal would cause the Company to violate Delaware law because it requests that the Board adopt an invalid bylaw. Further, because the Proposal asks the Board to violate Delaware law, it is not a proper subject for stockholder action under Delaware law.

As a result, and based on the facts and the no-action letter precedent discussed above, Citigroup intends to exclude the Proposal from its 2009 Proxy Materials in reliance on Rules 14a-8(i)(1), 14a-8(1)(2), 14a-8(i)(3) and 14a-8(i)(10). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if Citigroup excludes the Proposal from its 2009 Proxy Materials in reliance on the aforementioned rules.

Exhibit A

Ray T. Chevedden

FISMA & OMB MEMORANDUM M-07-16

Mr. Winfried F.W. Bischoff
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000

Rule 14a-8 Proposal

Dear Mr. Bischoff,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden   10-19-08
Ray T. Chevedden   Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
FX: 212-793-7600

[C: Rule 14a-8 Proposal, October 21, 2008]
3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Ray T. Chevedden

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests when we do not have an independent Chairman:

Independent Lead Director –
Yes on 3

Notes:
Ray T. Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

VIA UPS

October 27, 2008

Ray T. Chevedden and Veronica G. Chevedden Family Trust

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. and Mrs. Chevedden:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

CC: Mr. John Chevedden (via E-mail and UPS)

FISMA & OMB MEMORANDUM M-07-16

Exhibit B

CITIGROUP INC.
CORPORATE GOVERNANCE GUIDELINES
As of May 27, 2008

Corporate Governance Mission

Citigroup Inc. (the "Company") aspires to the highest standards of ethical conduct: doing what we say; reporting results with accuracy and transparency; and maintaining full compliance with the laws, rules and regulations that govern the Company's businesses.

Board of Directors

The Board of Directors' primary responsibility is to provide effective governance over the Company's affairs for the benefit of its stockholders, and to balance the interests of its diverse constituencies around the world, including its customers, employees, suppliers and local communities. In all actions taken by the Board, the Directors are expected to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, Directors may rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.

Number and Selection of Board Members

The Board has the authority under the by-laws to set the number of Directors, which should be in the range of 13 to 19, with the flexibility to increase the number of members in order to accommodate the availability of an outstanding candidate or the Board's changing needs and circumstances. The Board may also appoint honorary directors. Honorary directors are invited to Board meetings, but do not vote on issues presented to the Board. Candidates for the Board shall be selected by the Nomination and Governance Committee, and recommended to the Board of Directors for approval, in accordance with the qualifications approved by the Board and set forth below, taking into consideration the overall composition and diversity of the Board and areas of expertise that new Board members might be able to offer. Directors are elected by the stockholders at each Annual Meeting, to serve for a one-year term, which expires on the date of the next Annual Meeting. Between Annual Meetings, the Board may elect additional Directors by majority vote to serve until the next Annual Meeting. The Nomination and Governance Committee shall nominate annually one of the members of the Board to serve as Chairman of the Board.

Confidential Voting Policy

It is the Company's policy that every stockholder shall have the right to require the Company to keep his or her vote confidential, whether submitted by proxy, ballot, internet voting, telephone voting or otherwise. If a stockholder elects, in connection with any decision to be voted on by stockholders at any Annual or Special Meeting, to keep his or her vote confidential, such vote shall be kept permanently confidential and shall not be disclosed to the Company, to its affiliates, Directors, officers and employees or to any third parties except: (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company, (b) in case of a contested proxy solicitation, (c) if a stockholder makes a written comment on the proxy card or otherwise communicates his or her vote to management, or (d) to allow the independent inspectors of election to certify the results of the vote. Employee stockholders in the Citigroup Common Stock Fund under the 401(k) plan or one of the Company's retirement, savings or employee stock ownership plans already enjoy confidential treatment as required by law and, without the need for any action on their parts, will continue to vote their shares confidentially.

Director Independence

At least two-thirds of the members of the Board should be independent. The Board has adopted the Director Independence Standards set forth in the attached Exhibit "A" to assist the Board in making the independence determination. The Director Independence Standards are intended to comply with the New York Stock Exchange ("NYSE") corporate governance rules and all other applicable laws, rules and regulations regarding director independence in effect from time to time. A Director shall qualify as independent for purposes of service on the Board of the Company and its Committees if the Board has determined that the Director has no material relationship with the Company, as defined in the Director Independence Standards.

Qualifications for Director Candidates

One of the of the Board's most important responsibilities is identifying, evaluating and selecting candidates for the Board of Directors. The Nomination and Governance Committee reviews the qualifications of potential director candidates and makes recommendations to the whole Board. The factors considered by the Committee and the Board in its review of potential candidates include:

- Whether the candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards and Our Shared Responsibilities.
- Whether the candidate has had business, governmental, non-profit or professional experience at the Chairman, Chief Executive Officer, Chief Operating Officer or equivalent policy-making and operational level of a large organization with significant international activities that indicates that the candidate will be able to make a meaningful and immediate contribution to the Board's discussion of and decision-making on the array

of complex issues facing a large financial services business that operates on a global scale.

- Whether the candidate has special skills, expertise and background that would complement the attributes of the existing Directors, taking into consideration the diverse communities and geographies in which the Company operates.

- Whether the candidate has the financial expertise required to provide effective oversight of a diversified financial services business that operates on a global scale.

- Whether the candidate has achieved prominence in his or her business, governmental or professional activities, and has built a reputation that demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make.

- Whether the candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of all of the Company's stockholders and our other stakeholders in reaching decisions, rather than advancing the interests of a particular constituency.

- Whether the candidate possesses a willingness to challenge management while working constructively as part of a team in an environment of collegiality and trust.

- Whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a Director.

Application of these factors involves the exercise of judgment by the Board.

Lead Director

The Board may appoint a Lead Director. The Lead Director shall: (i) preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors; (ii) serve as liaison between the Chairman and the independent Directors; (iii) approve information sent to the Board; (iv) approve meeting agendas for the Board; (v) approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) have the authority to call meetings of the independent Directors; and (vii) if requested by major shareholders, ensure that he or she is available for consultation and direct communication.

Additional Board Service

The number of other public company boards on which a Director may serve shall be subject to a case-by-case review by the Nomination and Governance Committee, in order to ensure that each Director is able to devote sufficient time to perform his or her duties as a Director.

Members of the Audit and Risk Management Committee may not serve on more than three public company audit committees, including the Audit and Risk Management Committee of the Company.

Interlocking Directorates

No inside Director or Executive Officer of Citigroup shall serve as a director of a company where a Citigroup outside Director is an Executive Officer.

Stock Ownership Commitment

The Board, the Executive Committee of Citigroup's senior management, members of the Senior Leadership Committee and other designated members of senior management are subject to a Stock Ownership Commitment ("SOC"), which requires these individuals to maintain a minimum ownership level of Citigroup stock. The Board revised the SOC in 2008 to reflect changes in Citigroup's management and organizational structure. The Board and the Executive Committee of Citigroup's senior management must hold 75% of the net shares delivered to them pursuant to awards granted under the Company's equity programs, subject to the provisions contained in the commitment. Members of the Senior Leadership Committee must hold 50% of the net shares delivered to them and other designated members of senior management must hold 25% of the net shares delivered to them. The holding requirement is reset at age 65. Exceptions to the SOC may include estate-planning transactions and certain other circumstances.

Retirement from the Board/Term Limits

Directors may serve on the Board until the Annual Meeting of the Company next following their 72nd birthday, and may not be reelected after reaching age 72, unless this requirement has been waived by the Board for a valid reason. The Company has not adopted term limits for Directors.

Change in Status or Responsibilities

If a Director has a substantial change in professional responsibilities, occupation or business association he or she should notify the Nomination and Governance Committee and offer his or her resignation from the Board. The Nomination and Governance Committee will evaluate the facts and circumstances and make a

recommendation to the Board whether to accept the resignation or request that the Director continue to serve on the Board.
If a Director assumes a significant role in a not-for-profit entity he or she should notify the Nomination and Governance Committee.

Board Committees

The standing committees of the Board are the Executive Committee, the Audit and Risk Management Committee, the Personnel and Compensation Committee, the Nomination and Governance Committee and the Public Affairs Committee. All members of the Audit and Risk Management Committee, the Personnel and Compensation Committee and the Nomination and Governance Committee shall meet the independence criteria, as determined by the Board, set forth in the NYSE corporate governance rules, and all other applicable laws, rules or regulations regarding director independence. Committee members shall be appointed by the Board upon recommendation of the Nomination and Governance Committee, after consultation with the individual Directors. Committee chairs and members shall be rotated at the recommendation of the Nomination and Governance Committee.

Each committee shall have its own written charter which shall comply with the applicable NYSE corporate governance rules, and other applicable laws, rules and regulations. The charters shall set forth the mission and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and reporting to the Board.

The Chair of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chair of each committee, in consultation with the appropriate members of the committee and senior management, shall develop the committee's agenda. At the beginning of the year, each committee shall establish a schedule of major topics to be discussed during the year (to the degree these can be foreseen). The agenda for each committee meeting shall be furnished to all Directors in advance of the meeting, and each independent Director may attend any meeting of any committee, whether or not he or she is a member of that committee.

The Board and each committee shall have the power to hire and fire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of senior management of the Company in advance.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

Evaluation of Board Performance

The Nomination and Governance Committee shall conduct an annual review of Board performance, in accordance with guidelines recommended by the Committee and approved by the Board. This review shall include an overview of the talent base of the Board as a whole as well as an individual assessment of each outside Director's qualification as independent under the NYSE corporate governance rules and all other applicable laws, rules and regulations regarding director independence; consideration of any changes in a Director's responsibilities that may have occurred since the Director was first elected to the Board; and such other factors as may be determined by the Committee to be appropriate for review. Each of the standing committees (except the Executive Committee) shall conduct an annual evaluation of its own performance as provided in its charter. The results of the Board and committee evaluations shall be summarized and presented to the Board.

Attendance at Meetings

Directors are expected to attend the Company's Annual Meeting of Stockholders, Board meetings and meetings of committees and subcommittees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and materials that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should be distributed to the Directors prior to the meeting, in order to provide time for review. The Chairman should establish a calendar of standard agenda items to be discussed at each meeting scheduled to be held over the course of the ensuing year, and, together with the Lead Director, shall establish the agenda for each Board meeting. Each Board member is free to suggest items for inclusion on the agenda or to raise subjects that are not on the agenda for that meeting. The non-management Directors shall meet in executive session at each Board meeting. The Lead Director shall preside at the executive sessions.

Annual Strategic Review

The Board shall review the Company's long-term strategic plans and the principal issues that it expects the Company may face in the future during at least one Board meeting each year.

Communications

The Board believes that senior management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, at the request of the Board or senior management.

Director Access to Senior Management

Directors shall have full and free access to senior management and other employees of the Company. Any meetings or contacts that a Director wishes to initiate may be arranged through the CEO or the Secretary or directly by the Director. The Board welcomes regular attendance at each Board meeting by senior management of the Company. If the CEO wishes to have additional Company personnel attendees on a regular basis, this suggestion should be brought to the Board for approval.

Director Compensation

The form and amount of director compensation is determined by the Board based upon the recommendation of the Nomination and Governance Committee. The Nomination and Governance Committee shall conduct an annual review of director compensation. Directors who are employees of the Company shall not receive any compensation for their services as Directors. Directors who are not employees of the Company may not enter into any consulting arrangements with the Company without the prior approval of the Nomination and Governance Committee. Directors who serve on the Audit and Risk Management Committee shall not directly or indirectly provide or receive compensation for providing accounting, consulting, legal, investment banking or financial advisory services to the Company.

Charitable Contributions

If a Director, or an Immediate Family Member of a Director (see page 15 for definition) who shares the Director's household, serves as a director, trustee or executive officer of a foundation, university or other non-profit organization ("Charitable Organization") and such Charitable Organization receives contributions from the Company and/or the Citigroup Foundation, such contributions will be reported to the Nomination and Governance Committee at least annually.

Director Orientation and Continuing Education

The Company shall provide an orientation program for new Directors which shall include presentations by senior management on the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and Executive Officers and its internal and independent auditors. The orientation program may also include visits to certain of the Company's significant facilities, to the extent practical. The Company shall also make available continuing education programs for all members of the Board. All Directors are invited to participate in the orientation and continuing education programs.

Chairman and CEO Performance

The Personnel and Compensation Committee shall conduct an annual review of the Chairman's and the CEO's performance (unless the Chairman is a non-executive chairman), as set forth in its charter. The Board of Directors shall review the Personnel and Compensation Committee's report in order to ensure that the Chairman and the CEO are providing the best leadership for the Company in the long and short term.

Succession Planning

The Nomination and Governance Committee, or a subcommittee thereof, shall make an annual report to the Board on succession planning. The entire Board shall work with the Nomination and Governance Committee, or a subcommittee thereof, to nominate and evaluate potential successors to the CEO. The CEO shall meet periodically with the Nomination and Governance Committee in order to make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

Code of Conduct and Code of Ethics for Financial Professionals

The Company has adopted a Code of Conduct and other internal policies and guidelines designed to support the mission statement set forth above and to comply with the laws, rules and regulations that govern the Company's business operations. The Code of Conduct applies to all employees of the Company and its subsidiaries, as well as to Directors, temporary workers and other independent contractors and consultants when engaged by or otherwise representing the Company and its interests. In addition, the Company has adopted a Code of Ethics for Financial Professionals, which applies to the principal executive officers of the Company and its reporting subsidiaries and all professionals worldwide serving in a finance, accounting, treasury, tax or investor relations role. The Nomination and Governance Committee shall monitor compliance with the Code of Conduct, the Code of Ethics for Financial Professionals and other internal policies and guidelines.

Recoupment of Unearned Compensation

If the Board learns of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, it shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer in a manner it deems appropriate. In determining what remedies to pursue, the Board shall take into account all relevant factors, including whether the restatement was the result of negligent, intentional or gross misconduct. The Board will, to the full extent permitted by governing law, in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to an Executive Officer or effect the cancellation of unvested restricted or deferred stock awards previously granted to the Executive Officer if: a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board could dismiss the Executive Officer, authorize legal action for breach of fiduciary duty or take such other action to enforce the executive's obligations to Citigroup as may fit the facts surrounding the particular case. The Board may, in determining the appropriate punishment factor take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities. The Board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such entities.

For the purposes of this Guideline, "Executive Officer" means any officer who has been designated an executive officer by the Board.

Insider Transactions

The Company does not generally purchase Company common stock from employees (except in connection with the routine administration of employee stock option and other equity compensation programs). Directors and Executive Officers may not trade shares of Company common stock during an administrative "blackout" period affecting the Company's 401(k) plan or pension plan pursuant to which a majority of the Company's employees are restricted from trading shares of Company common stock or transferring funds into or out of the Company common stock fund, subject to any legal or regulatory restrictions and the terms of the Company's Personal Trading Policy.

Stock Options

The Company prohibits the repricing of stock options. All new equity compensation plans and material revisions to such plans shall be submitted to stockholders for approval.

Financial Services

To the extent ordinary course services, including brokerage services, banking services, loans, insurance services and other financial services, provided by the Company to any Director or Immediate Family Member of a Director, are not otherwise specifically prohibited under these Corporate Governance Guidelines or other policies of the Company, or by law or regulation, such services shall be provided on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates.

Personal Loans

Personal loans may be made or maintained by the Company to a Director or an Executive Officer (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934), or an Immediate Family Member who shares such person's household, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered to the general public; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002 and Regulation O of the Board of Governors of the Federal Reserve; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Investments/Transactions

All Related Party Transactions (see page 15 for definition) shall comply with the procedures outlined in the Company's Policy on Related Party Transactions. Transactions (i) involving a Director (or an Immediate Family Member of a Director) or, (ii) if equal to or in excess of $50 million and involving an Executive Officer (or an Immediate Family Member of an Executive Officer) shall require the approval of the Nomination and Governance Committee of the Board. Transactions involving an Executive Officer (or an Immediate Family Member of an Executive Officer) valued at less than $50 million shall require the approval of the Transaction Review Committee.

The Company, its Executive Officers and any Immediate Family Member who shares an Executive Officer's household, individually or in combination, shall not make any investment in a partnership or other privately held entity in which a Director is a principal or in a publicly traded company in which a Director owns or controls more than a 10% interest.

Except as otherwise provided by this section, a Director or Immediate Family Member of a Director may participate in ordinary course investment opportunities or partnerships offered or sponsored by the Company only on substantially similar terms as those for comparable transactions with similarly situated non-affiliated persons.

Executive Officers and Immediate Family Members who share an Executive Officer's household may not invest in partnerships or other investment opportunities sponsored, or otherwise made available, by the Company unless their participation is approved in accordance with these Guidelines. Such approval shall not be required if the investment opportunity: (i) is offered to qualified employees and investment by Executive Officers is approved by the Personnel and Compensation Committee; (ii) is made available to an Executive Officer actively involved in a business unit, the principal activity of which is to make such investments on behalf of the Company, and is offered pursuant to a co-investment plan approved by the Personnel and Compensation Committee; or (iii) is offered to Executive Officers on the same terms as those offered to qualified persons who are not employees of the Company.

Except with the approval of the Nomination and Governance Committee, no Director or Executive Officer may invest in a third-party entity if the investment opportunity is made available to him or her as a result of such individual's status as, respectively, a Director or an Executive Officer of the Company.

No Director or Immediate Family Member who shares a Director's household shall receive an IPO allocation from a broker/dealer, including broker/dealers not affiliated with the Company.

Indemnification

The Company provides reasonable directors' and officers' liability insurance for the Directors and shall indemnify the Directors to the fullest extent permitted by law and the Company's certificate of incorporation and by-laws.

Amendments

The Board may amend these Corporate Governance Guidelines, or grant waivers in exceptional circumstances, provided that any such modification or waiver may not be a violation of any applicable law, rule or regulation and further provided that any such modification or waiver is appropriately disclosed.

Exhibit "A" To Corporate Governance Guidelines
Director Independence Standards

A Director shall qualify as independent for purposes of service on the Board of the Company and its committees if the Board has determined that the Director has no material relationship with the Company, either directly or as an officer, partner or employee of an organization that has a relationship with the Company. A Director shall be deemed to have no material relationship with the Company and will qualify as independent provided that (a) the Director meets the Director Independence Standards and (b) if there exists any relationship or transaction of a type not specifically mentioned in the Director Independence Standards, the Board, taking into account all relevant facts and circumstances, determines that the existence of such other relationship or transaction is not material and would not impair the Director's exercise of independent judgment.

These Director Independence Standards have been drafted to incorporate the independence requirements contained in the NYSE corporate governance rules and all other applicable laws, rules and regulations in effect from time to time and are intended to supplement the provisions contained in the Corporate Governance Guidelines. A fundamental premise of the Director Independence Standards is that any permitted transactions between the Company (including its subsidiaries and affiliates) and a Director, any Immediate Family Member of a Director or their respective Primary Business Affiliations (see page 15 for definition) shall be on arms-length, market terms.

Advisory, Consulting and Employment Arrangements

During any 12 month period within the last three years, neither a Director nor any Immediate Family Member of a Director shall have received from the Company, directly or indirectly, any compensation, fees or benefits in an amount greater than $100,000, other than amounts paid (a) pursuant to the Company's Amended and Restated Compensation Plan for Non-Employee Directors or (b) to an Immediate Family Member of a Director who is a non-executive employee of the Company or another entity.

In addition, no member of the Audit and Risk Management Committee, nor any Immediate Family Member who shares such individual's household, nor any entity in which an Audit and Risk Management Committee member is a partner, member or Executive Officer shall, within the last three years, have received any payment for accounting, consulting, legal, investment banking or financial advisory services provided to the Company.

Business Relationships

All business relationships, lending relationships, deposit and other banking relationships between the Company and a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

In addition, the aggregate amount of payments in any of the last three fiscal years by the Company to, and to the Company from, any company of which a Director is an Executive Officer or employee or where an Immediate Family Member of a Director is an Executive Officer, must not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues in any single fiscal year.

Loans may be made or maintained by the Company to a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to other customers, and is on market terms, or terms that are no more favorable than those offered to other customers; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002, Regulation O of the Board of Governors of the Federal Reserve, and the Federal Deposit Insurance Corporation (FDIC) Guidelines; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Charitable Contributions

Annual contributions in any of the last three calendar years from the Company and/or the Citigroup Foundation to a foundation, university, or other non-profit organization ("Charitable Organization") of which a Director, or an Immediate Family Member who shares the Director's household, serves as a director, trustee or executive officer (other than the Citigroup Foundation and other Charitable Organizations sponsored by the Company) may not exceed the greater of $250,000 or 10% of the Charitable Organization's annual consolidated gross revenue.

Employment/Affiliations

An outside Director shall not:

(i) be or have been an employee of the Company within the last three years;

(ii) be part of, or within the past three years have been part of, an interlocking directorate in which an Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed the Director as an Executive Officer; or

(iii) be or have been affiliated with or employed by a present or former outside auditor of the Company within the five-year period following the auditing relationship.

An outside Director may not have an Immediate Family Member who:

(i) is an Executive Officer of the Company or has been within the last three years;

(ii) is, or within the past three years has been, part of an interlocking directorate in which an Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed such Immediate Family Member as an Executive Officer; or

(iii) (A) is a current partner of the Company's outside auditor, or a current employee of the Company's outside auditor who participates in the auditor's audit, assurance or tax compliance practice, or (B) was within the last three years (but is no longer) a partner of or employed by the Company's outside auditor and personally worked on the Company's audit within that time.

Immaterial Relationships and Transactions

The Board may determine that a Director is independent notwithstanding the existence of an immaterial relationship or transaction between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations, provided the Company's Proxy Statement includes a specific description of such relationship as well as the basis for the Board's determination that such relationship does not preclude a determination that the Director is independent. Relationships or transactions between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations that comply with the Corporate Governance Guidelines, including but not limited to the Director

Independence Standards that are part of the Corporate Governance Guidelines and the sections titled Financial Services, Personal Loans and Investments/Transactions, are deemed to be categorically immaterial and do not require disclosure in the Proxy Statement (unless such relationship or transaction is required to be disclosed pursuant to Item 404 of SEC Regulation S-K).

Definitions

For purposes of these Corporate Governance Guidelines, (i) the term "Immediate Family Member" means a Director's or Executive Officer's (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934) spouse, parents, step-parents, children, step-children, siblings, mother- and father-in law, sons- and daughters-in-law, and brothers and sisters-in-law and any person (other than a tenant or domestic employee) who shares the Director's household; (ii) the term "Primary Business Affiliation" means an entity of which the Director or Executive Officer, or an Immediate Family Member of such a person, is an officer, partner or employee or in which the Director, Executive Officer or Immediate Family Member owns directly or indirectly at least a 5% equity interest; and (iii) the term "Related Party Transaction" means any financial transaction, arrangement or relationship in which (a) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, (b) the Company is a participant, and (c) any Related Person (any Director, any Executive Officer of the Company, any nominee for director, any shareholder owning in excess of 5% of the total equity of the Company, and any Immediate Family Member of any such person) has or will have a direct or indirect material interest.

The Council strongly supports this concept and advocates that companies adopt conservative interpretations of approval requirements when confronted with choices. (For example, this may include material amendments to the plan).

6.5 **Performance-based Compensation:** While the Council is a strong advocate of performance-based concepts in executive compensation, we do not support performance measures in director compensation. Performance-based compensation for directors has significant potential to conflict with the director's primary role as an independent representative of shareowners.

6.6 **Perquisites:** Aside from meeting-related expenses such as air-fare, hotel accommodations and modest travel/accident insurance, the Council believes that directors should receive no other perquisites. Health, life and other forms of insurance, matching grants to charities, financial planning, automobile allowances and other similar perquisites cross the line as benefits offered to employees. The Council believes that charitable awards programs are an unnecessary benefit; directors interested in posthumous donations can do so on their own via estate planning. Infrequent token gifts of modest value are not considered perquisites.

6.7 **Repricing and Exchange Programs:** The Council believes that under no circumstances should directors participate in or be eligible for repricing or exchange programs.

6.8 **Employment Contracts, Severance and Change-of-control Payments:** Non-employee directors should not be eligible to receive any change-in-control payments or severance arrangements of any kind.

6.9 **Retirement Arrangements**

6.9a **Retirement Benefits:** Since non-employee directors are elected representatives of shareowners and not company employees, they should not be offered retirement benefits such as defined benefit plans or deferred stock awards nor should they be entitled to special post-retirement perquisites.

6.9b **Deferred Compensation Plans:** The Council does not object to allowing directors to defer cash pay via a deferred compensation plan for directors. However, the Council believes that such investment alternatives offered under deferred compensation plans for directors should mirror those offered to employees in broad-based deferral plans. Non-employee directors should not receive "sweeteners" for deferring cash payments into company stock.

6.10 **Disgorgement:** Directors should be required to repay compensation to the company in the event of malfeasance or a breach of fiduciary duty involving the director.

7. <u>Independent Director Definition</u>

7.1 Introduction
7.2 Basic Definition of an Independent Director
7.3 Guidelines for Assessing Director Independence

7.1 Introduction: Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareowners' ongoing financial interest because:

- Independence is critical to a properly functioning board;
- Certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification;
- The effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareowners or other board members; and
- While an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareowners. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent.

The members of the Council approved the following basic definition of an independent director:

7.2 Basic Definition of an Independent Director: An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

7.3 Guidelines for Assessing Director Independence: The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships. A director will not be considered independent if he or she:

7.3a Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

NOTES: An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, joint venture partners and general partners meet the definition of an affiliate, and officers and employees of joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" is an entity that within the last 5 years was party to a "merger of equals" with the corporation or represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

7.3b Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or **greater-than-20-percent** owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

7.3c Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation **and either: (i) such payments account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year; or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets.** Ownership means beneficial or record ownership, not custodial ownership;

7.3d Has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers—even if no other services from the director are specified in connection with this relationship;

7.3e Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a *direct* beneficiary of *any* donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

7.3f Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director or such relative;

7.3g Has a relative who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation; or

7.3h Is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareowners is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence and diligence that a prudent person acting in a like capacity would use.

(updated Oct. 7, 2008)

Exhibit D

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 19, 2008

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By John Chevedden

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal submitted to Citigroup Inc., a Delaware corporation (the "Company"), by John Chevedden (the "Proponent"), under the name of Ray T. Chevedden as his nominal proponent, for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

I. The Proposal.

The Proposal, if implemented, would request that the board of directors of the Company (the "Board") take the steps necessary to adopt a by-law requiring that the Company have an independent lead director, and that such lead director be elected solely "by and from the independent board members." In its entirety, the Proposal reads as follows:

> Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.[1]

II. Summary.

The Proposal seeks the adoption of a by-law that would empower only the "independent board members" to select an "independent lead director." Such a by-law will result in providing "non-independent board members" no right to vote on the selection of the "independent lead director." As explained in Part III herein, Section 141(d) of the Delaware General Corporation Law (the "DGCL") requires that any conferral of greater or lesser voting power to one or more directors of a Delaware corporation be set out in a corporation's certificate of incorporation, not a by-law. Accordingly, it is our opinion that the Proposal would cause the Company to violate Delaware law because it requests that the Board adopt an invalid by-law. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Part IV herein, the Proposal is not a proper subject for stockholder action under Delaware law.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

The Proposal requests that the Board take the steps necessary to adopt a by-law that would provide for the election of an "independent lead director," and that such person be elected "by and from the independent board members." Thus, by its terms, the Proposal would allow only the independent directors to vote on choosing a lead director. However, a provision conferring upon the "independent board members" greater voting power than other directors can only be adopted in a corporation's certificate of incorporation, and may not be adopted in a corporation's by-laws.

This rule is clearly set forth in the DGCL. Section 141(d) of the DGCL allows a corporation to confer greater or lesser voting power on a subset of directors, but requires that

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1 A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

such differential voting power be provided for in a corporation's certificate of incorporation. Section 141(d) provides:

> *[T]he certificate of incorporation* may confer upon 1 or more directors, whether or not elected separately by the holders of any class or series of stock, voting powers greater than or less than those of other directors.

8 *Del. C.* § 141(d) (emphasis added).[2]

By referencing the certificate of incorporation as the only document that may vary the voting power of directors, Section 141(d) makes clear that the by-laws cannot vary the voting powers of directors. As the Court of Chancery has observed, there are "48 separate provisions" of the DGCL, including Section 141(d), "expressly referring to the variation of a statutory rule by charter." *Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837 (Del. Ch. 2004). Defining such provisions as "bylaw excluder[s]," the Court stated that "those words make clear that the specific grant of authority in that particular statute is one that can be varied only by charter and therefore indisputably not one that can be altered by a . . . bylaw." *Id.* at 848. The Delaware courts have repeatedly invalidated provisions not contained in a certificate of incorporation that attempt to vary from the default rules contained in such "bylaw excluder" statutes. *E.g.*, *Lions Gate Entm't Corp. v. Image Entm't Inc.*, 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (invalidating a by-law provision purporting to grant the board the authority to amend the by-laws because the "charter [did] not confer the power to amend the bylaws upon the board"); *Edelman v. Authorized Distrib. Network, Inc.*, 1989 WL 133625, at *4 (Del. Ch. Nov. 3, 1989) ("[Plaintiff] points out, quite correctly, that the right to act immediately by written consent may be modified or eliminated only by specific language in a corporation's articles of incorporation . . . . [b]ylaws abrogating or nullifying the right to act by consent are thus invalid.").

More specifically, Delaware courts have repeatedly invalidated attempts to confer greater or lesser voting powers on a subset of directors outside of a certificate of incorporation. For example, in *Carmody v. Toll Brothers, Inc.*, 723 A.2d 1180 (Del. Ch. 1998), the Court of Chancery invalidated a provision in a stockholder rights plan that vested certain directors with

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[2] Section 141(d) goes on to state:

> If *the certificate of incorporation* provides that 1 or more directors shall have more or less than 1 vote per director on any matter, every reference in this chapter to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

Id. (emphasis added).

the power to redeem the rights while denying certain future directors that authority. The Court expressly relied on the fact that the "allocation of voting power to redeem the [rights] is nowhere found in the [the company's] certificate of incorporation." *Id.* at 1191. The Court expressly invoked the "unambiguous" rule of Section 141(d), stating:

> The plain, unambiguous meaning [of Section 141(d)] is that if one category or group of directors is given distinctive voting rights not shared by the other directors, *those distinctive voting rights must be set forth in the certificate of incorporation.*

Id. at 1191 (emphasis added). *Cf. Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998) (invalidating a stockholder rights plan that limited the authority of a newly elected board of directors to redeem the rights, in part because the company's charter contained "no provision purporting to limit the authority of the board in any way" and therefore such a limitation was an impermissible subject for a by-law).[3]

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

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3 We recognize that in *California Public Employees' Retirement System v. Coulter*, 2005 WL 1074354 (Del. Ch. 2005), the Court of Chancery distinguished *Carmody* in upholding a *contractual* provision between the corporation and a third party requiring that change in control payments be made in the event a corporation's board of directors ceased to be comprised of "Existing Directors," where the definition of "Existing Directors" included only (i) directors in office at the time the contract was approved and (ii) new directors "approved" by "Existing Directors." Plaintiff argued that by only taking into account the approval (or lack thereof) of a new director by directors already deemed "Existing Directors," and not taking into account the approval (or lack thereof) of such new director by non-Existing Directors, the *contract* conferred greater voting powers on Existing Directors than non-Existing Directors, and therefore was invalid because the provision at issue did not appear in the corporation's certificate of incorporation. The Court, however, observed that the contractual provision did not require the board to vote on approving a new director as an Existing Director, but rather required "reference to the results of a vote by the Board (or some members of the Board) in order to determine the status of ongoing rights of certain employees to change in control payments." *Id.* at *5. In contrast, the by-law contemplated by the Proposal would *require* independent members of the board to "vote on the specific question of" who will be an independent lead director, *id.*, and "denie[s] the right to vote" to non-independent members of the board, *id.* Such a provision outside of the certificate of incorporation is in clear violation of Section 141(d), as applied in *Carmody*.

V. Conclusion.

For the foregoing reasons, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

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